SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road Central,
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED JUNE 30, 2008

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	An announcement, dated June 30, 2008, regarding:
•	the cessation of Mr. Lei Xiaoyang as the Chief Financial Officer of the Registrant and redesignation of Mr. Lei as a non-executive director of the Registrant effective July 1, 2008; and

•	the appointment of Mr. Qian Zuming as the Chief Financial Officer of the Registrant effective July 1, 2008.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: July 2, 2008

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EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement, dated June 30, 2008, regarding:
•	the cessation of Mr. Lei Xiaoyang as Chief Financial Officer of the Registrant and redesignation of Mr. Lei as a non-executive director of the Registrant effective July 1, 2008; and

•	the appointment of Mr. Qian Zuming as the Chief Financial Officer of the Registrant effective July 1, 2008.

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